UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-34707

CONVIO, INC.

(Exact name of registrant as specified in its charter)

11501 Domain Drive, Suite 200

Austin, Texas 78758

(512) 652-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other securities for which a duty to file reports under section 13(a) and 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Explanatory Note: On May 10, 2012, Convio, Inc. filed a Form 15. Convio’s Notification of Removal from Listing and/or Registration under 12(b) of the Securities Exchange Act of 1934 on Form 25 filed by the NASDAQ Stock Market, LLC on May 7, 2012 has become effective. The purpose of this Amendment No. 1 is to refile the previous filing on Form 15 with respect to the securities covered by this Form 15 now that the Form 25 has become effective.

Pursuant to the requirements of the Securities Exchange Act of 1934, Convio, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 18, 2012	By:	/s/ Anthony W. Boor
	Name:	Anthony W. Boor
	Title:	Chief Financial Officer and Treasurer